Exhibit 15.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of WiMi Hologram Cloud Inc. on Form F-3, File No. 333-257383, of our report dated May 16, 2022, with respect to our audits of the consolidated financial statements of WiMi Hologram Cloud Inc. as of December 31, 2021 and for the years ended December 31, 2021 and 2020, which report is included in this Annual Report on Form 20-F of WiMi Hologram Cloud Inc. for the year ended December 31, 2022.

We were dismissed as auditors on June 25, 2022 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements incorporated by reference for the periods after the date of our dismissal.

/s/ Friedman LLP

Friedman LLP

New York, NY

April 13, 2023